

December 16, 2015

Mail Stop 4720

Via E-mail
Walter S. Berman
Chief Financial Officer
Ameriprise Financial, Inc.
1099 Ameriprise Financial Center
Minneapolis, Minnesota 55474

     Re: **Ameriprise Financial, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2014
             Filed February 24, 2015
             Form 10-Q for the Quarterly Period Ended September 30, 2015
             Filed November 2, 2015
             File No. 001-32525

Dear Mr. Berman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2015

Item 1. Financial Statements (Unaudited), page 3

Note 10. Fair Values of Assets and Liabilities, page 30

1.   We note from the table on page 37 that you no longer include elective contractholder strategy allocations as an input in the fair value measurement of GMWB and GMAB embedded derivatives as of September 30, 2015. Please tell us the facts and circumstances that changed from prior reporting periods that lead you to conclude that this input was no longer necessary. Also, tell us the estimated impact on the fair value that resulted from removing this as an input.

2.   We also note that the range provided for the market volatility input in the fair value measurement of GMWB and GMAB embedded derivatives as of September 30, 2015 is relatively unchanged from the range provided as of December 31, 2014. Please tell us what consideration you gave to adjusting the market volatility input given the global market volatility experienced in the third quarter of 2015. For example, we refer to comments made during the third quarter 2015 earnings call stating that "volatility spiked across global markets."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Klein at (202) 551-3847 or me at (202) 551-3872 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services